UNION PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

              COMPUTATION OF EARNINGS PER SHARE

 (Amounts in Thousands, Except Share and Per Share Amounts)
                         (Unaudited)


                                                            Six Months
                                                          Ended June 30,
                                                          1997      1996
                                                        --------  --------
Average number of shares outstanding (a)......           245,581   205,281

Average shares issuable on exercise of stock
  options less shares repurchasable from
  proceeds....................................             2,273     1,147
                                                        --------  --------
Total average number of common and common
  equivalent shares...........................           247,854   206,428
                                                        ========  ========

Income from Continuing Operations.............          $343,786  $292,824

Income from Discontinued Operations...........                --   107,094
                                                        --------  --------
Net Income....................................          $343,786  $399,918
                                                        ========  ========

Earnings per share:

  Income from Continuing Operations...........          $   1.39  $   1.42

  Income from Discontinued Operations.........                --      0.52
                                                        --------  --------
  Net Income..................................          $   1.39  $   1.94
                                                        ========  ========


(a) The increase in the average number of shares outstanding resulted from the Corporation's issuance of approximately 38.1 million shares of UPC common stock in connection with the Southern Pacific acquisition. See Note 2 to the Condensed Consolidated Financial Statements.